Third Harmonic Bio, Inc.

300 Technology Square, 8th Floor

Cambridge, Massachusetts 02139

September 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jordan Nimitz Celeste Murphy Franklin Wyman Lynn Dicker

Re:	Third Harmonic Bio, Inc. Registration Statement on Form S-1 (File No. 333-267022) originally filed August 23, 2022, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-41498) filed September 8, 2022

Requested Date: September 14, 2022

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Third Harmonic Bio, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Effie Toshav, Robert A. Freedman or Ryan Mitteness, each of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Mr. Mitteness at (206) 389-4533.

Sincerely,

THIRD HARMONIC BIO, INC.

By:	/s/ Natalie Holles
Natalie Holles Chief Executive Officer

cc:   Effie Toshav, Esq.

Robert A. Freedman, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP